January 20, 2003

CLAUDE EXTENDS MINE SHAFT AT SEABEE

Claude Resources Inc., is proceeding with a $2 million mineshaft extension at its Seabee gold mine in northern Saskatchewan. The 200 metre extension, combined with the existing 400 metre shaft, will facilitate shaft conveyance of ore and waste to surface from new development between the 500 and 800 metre levels. The original mineshaft was commissioned in the fall of 1997. This decision confirms Claude’s continuing confidence in the long-term viability of the Seabee mine.

Gold sales in 2002 totaling 41,500 ounces was below the targeted 50,000 ounces due to the mining/milling of lower grade ore during the first three-quarters of 2002. Accelerated mine development during 2002 between the 500 and 800 metre levels resulted in not only the replacement of reserves milled but reserves with significantly higher grades. More importantly, production from the higher grade reserves improved as the year progressed, i.e., Q1-8,300 ounces; Q2-7,700 ounces, Q3-10,500 ounces and Q4-15,000 ounces. Gold production for 2003 has been forecast at 52,000 ounces.

For further information please contact:

Neil McMillan
President
(306) 668-7505